GELTECH SOLUTIONS, INC.
1460 Park Lane South
Suite 1
Jupiter, FL 33458

March 21, 2012

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549
Attention: Ms. Pamela A. Long

Re:    GelTech Solutions, Inc. - Registration Statement on Form S-1; File No. 333-178911

Dear Ms. Long:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, GelTech Solutions, Inc. (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-1 be made effective on March 23, 2012 at 4:30 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Harris or Brian Bernstein, our legal counsel at (561) 478-7077.

Very truly yours,

/s/ Michael Cordani
Michael Cordani
                                                                                                                Chief Executive Officer

cc:           Michael D. Harris, Esq.
cc:           Erin K. Jaskot, Esq.